Exhibit 99.2

ELAN CORPORATION, PLC AND SUBSIDIARIES

CAPITALIZATION

Tysabri Transaction

On February 6, 2013, Elan Corporation, plc (“Elan”) announced that it had agreed to transfer to Biogen Idec International Holding Ltd., an affiliate of Biogen Idec Inc. (“Biogen Idec”), all of Elan’s interest in the intellectual property and other assets related to the development, manufacture and commercialization of Tysabri (the “Tysabri Transaction”). Upon closing of the Tysabri Transaction, which occurred on April 2, 2013, Elan received an upfront cash payment of $3.25 billion, together with the following royalties on worldwide net sales of Tysabri:

•	12% of worldwide net sales of Tysabri for the twelve months beginning May 1, 2013;

and thereafter

•	18% of worldwide annual net sales of Tysabri up to $2 billion; and

•	25% of worldwide annual net sales of Tysabri exceeding $2 billion.

Upon closing of the Tysabri Transaction, the then existing collaboration arrangements with Biogen Idec, whereby worldwide Tysabri profits were split 50/50, terminated and Biogen Idec assumed sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialization of Tysabri.

Share Repurchases

On March 8, 2013, Elan commenced a tender offer, by way of a modified “Dutch Auction,” to purchase up to $1.0 billion of its outstanding ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”), with a price range between $11.25 and $13.00. On April 18, 2013, Elan announced that it had accepted for purchase approximately 88.9 million ordinary shares, representing 14.8% of Elan’s then outstanding ordinary shares, at a price of $11.25 per share, for an aggregate purchase price of $1.0 billion (the “First Share Repurchase”). Immediately following the consummation of the First Share Repurchase, Elan had outstanding approximately 510 million ordinary shares.

On May 20, 2013, Elan announced its intention to institute a second share repurchase program (the “Second Share Repurchase”, together with the First Share Repurchase, the “Share Repurchases”), whereby Elan would use up to $200 million of its available cash resources, including the net proceeds of this offering, to repurchase shares with the method to be detailed at a future date.

Debt Redemption

On April 2, 2013, Elan announced that it had issued an irrevocable notice of redemption to redeem all of the $600 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the “2019 Notes”) (the “Debt Redemption”). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, Elan will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

Debt Offering

On May 20, 2013, Elan announced that its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021 (the “Notes”) (the “Debt Offering”). The Notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the

Securities Act. The Notes will be fully and unconditionally guaranteed by Elan and certain of its subsidiaries. The net proceeds of the offering will be used for general corporate purposes, including working capital requirements, capital expenditures, acquisitions and share repurchases.

Theravance Transaction

On May 12, 2013, Elan entered into a royalty participation agreement pursuant to which Elan will purchase a participation interest in potential future royalty payments related to four respiratory programs partnered by Theravance, Inc. (“Theravance”) with Glaxo Group Limited (“Glaxo”): RELVAR™ ELLIPTA™/BREO™ ELLIPTA™, ANORO™ ELLIPTA™, MABA (Bifunctional Muscarinic Antagonist-Beta2 Agonist) monotherapy (GSK961081 or “MABA ‘081”), and vilanterol (“VI”) monotherapy, each of which is a treatment or a potential treatment for chronic obstructive pulmonary disease (“COPD”) or asthma. Under the terms of the participation agreement, Elan will make a one-time cash payment of $1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from the four programs earned by Theravance when, as and if received (the “Theravance Transaction”).

ELND005 (scyllo-inositol) Disposition

On May 19, 2013 Elan, through its wholly owned subsidiary, Elan Pharma International Limited (“EPIL”), entered into a transaction agreement with Nerano Pharma Limited (“Nerano”) (the “ELND005 Agreement”), pursuant to which Elan agreed to transfer (the “ELND005 Disposition”) the intellectual property and other assets related to ELND005 (scyllo-inositol) to a newly-formed company, Speranza Biopharma Limited (“Speranza”). Pursuant to the ELND005 Agreement, Elan will also transfer the Collaboration Agreement with Transition Therapeutics, Inc. (“Transition”) to Speranza. Elan has agreed to contribute $63.0 million to Speranza, which may only be used to fund the ELND005 business, and to advance a further $7.0 million to Speranza as a 10 year interest free loan. Nerano will also extend a $20.0 million 10 year interest free loan to Speranza. Pursuant to the ELND005 Agreement, EPIL will retain liabilities and claims relating to the ELND005 business arising prior to the closing of the transaction and Speranza will assume liabilities and claims relating to the ELND005 business arising after the closing of the transaction. Elan will also remain responsible for up to $3.0 million in retention bonuses or severance payments made by Speranza within 18 months of the ELND005 Disposition.

Pursuant to the ELND005 Agreement, Elan will receive royalty payments in the amount of 3% of worldwide sales of all ELND005 products (the “ELND0005 Royalty”) (subject to reduction in the case of generic competition and other limited circumstances) as well as an option to receive exclusive commercialization rights to ELND005 products in certain territories (the “Option Territories”). Elan may also receive two one-time $200.0 million milestone payments on the occurrence of each of the following events: (i) any sale, transfer or other disposal of the Speranza Group or all or substantially all of its business (which milestone will be subject to a deduction for all future milestone payments paid to Transition by Speranza, the maximum amount of which would be $93 million); and (ii) attainment by the Speranza Group of worldwide annual net income of $1.5 billion.

AOP Acquisition

On May 19, 2013, Elan and SASR Neunundvierzigste Beteiligungsverwaltung GmbH (“SASR”), a newly formed subsidiary of Elan, entered into a share purchase agreement for its pending purchase of AOP Orphan Pharmaceuticals Aktiengesellschaft (“AOP”) (the “AOP Acquisition”). AOP researches, develops, produces and distributes innovative drugs and administration methods for rare diseases. AOP focuses on haematology and oncology, cardiology and pulmonology, neurology and psychiatry, and metabolic and genetic disorders.

AOP is currently a privately owned company and is controlled by its founder and chief executive officer, Dr. Rudolf Stefan Widmann. AOP is based in Austria with a significant presence in Central and Eastern Europe.

The consideration payable under the AOP share purchase agreement consists of an initial purchase price of €263.5 million (approximately $338.3 million), composed of €175.7 million (approximately $225.6 million) in cash and €87.8 million (approximately $112.7 million) of Elan ordinary shares, each deliverable at closing. There are also potential post-close milestone payments of up to €270 million (approximately $346.7 million) that will become payable by Elan on the advancement of certain clinical programs to filing and regulatory acceptance.

The following table sets forth Elan Corporation, plc’s unaudited consolidated cash and cash equivalents and capitalization, on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”), as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the (i) the closing of the Tysabri Transaction, (ii) the First Share Repurchase and (iii) the Debt Redemption; and

•

on a pro forma as adjusted basis to give effect to (i) the Debt Offering and the use of the net proceeds for general corporate purposes, including working capital requirements, capital expenditures, acquisitions and share repurchases, (ii) the Theravance Transaction, (iii) the ELND005 Disposition, (iv) the AOP Acquisition, and (v) the Second Share Repurchase.

You should read the following table in conjunction with “Elan and Subsidiaries Unaudited Pro Forma Condensed Consolidated Financial Statements” included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Securities and Exchange Commission (the “Commission”) on May 20, 2013, Elan Corporation, plc’s historical consolidated financial statements and related notes thereto and the information included in “Financial Review” in the Annual Report of Elan Corporation, plc for the year ended December 31, 2012, included as Exhibit 99.1 to Form 6-K furnished by Elan Corporation, plc to the Commission on March 21, 2013 and Elan Corporation, plc’s unaudited financial statements for the quarter ended March 31, 2013, included as Exhibit 99.3 to Form 6-K furnished by Elan Corporation, plc to the Commission on May 20, 2013, and in each case incorporated by reference herein.

The unaudited pro forma capitalization table is not necessarily indicative of Elan’s actual cash and cash equivalents and capitalization had the transactions described above been completed as of March 31, 2013 and is not necessarily indicative of Elan’s cash and cash equivalents and capitalization for any future period.

	As of March 31, 2013
	Actual	Pro Forma		Pro Forma, as Adjusted
	(in millions)			(in millions)
Cash and cash equivalents	$556.1	$1,997.4	(1)	$1,222.9	(2) (3)
Debt, including current maturities:
2019 Notes	$600.0	—

Pro forma Adjustment for Debt Offering	—	—		$800.0

Total debt	$600.0	—		$800.0
Shareholders’ equity	$682.2	$2,107.4	(4)	$1,902.9	(5) (6)

Total capitalization	$1,282.2	$2,107.4		$2,702.9	(6)

Notes:

(1)	Cash and cash equivalents as of March 31, 2013, on a pro forma basis to give effect to the Tysabri Transaction, the First Share Repurchase and the Debt Redemption, reflect (i) an increase of $3,185.0 million, representing the receipt of the $3.25 billion payment made by Biogen Idec at the close of the Tysabri Transaction, less estimated transaction costs of $35.0 million and estimated cash taxes of $30.0 million; (ii) a decrease of $1,015.0 million, representing the First Share Repurchase of Elan Corporation, plc Ordinary Shares for a total of $1.0 billion, and estimated associated tax and transaction costs of $15.0 million; and (iii) a decrease of $728.7 million, representing the repayment of the $600.0 million of aggregate principal amount of the 2019 Notes, the payment of a make-whole redemption premium of $109.1 million, accrued interest of $18.6 million and estimated transaction costs of $1.0 million;

(2)	Cash and cash equivalents as of March 31, 2013, on a pro forma, as adjusted basis to give effect to the Tysabri Transaction, the First Share Repurchase, the Debt Redemption, the Debt Offering, the Theravance Transaction, the AOP Acquisition, the ELND005 Disposition and the Second Share Repurchase, reflect (i) an increase of $3,185.0 million, representing the receipt of the $3.25 billion payment made by Biogen Idec at the close of the Tysabri Transaction, less estimated transaction costs of $35.0 million and estimated cash taxes of $30.0 million, (ii) a decrease of $1,015.0 million, representing the First Share Repurchase of Elan Corporation, plc Ordinary Shares for a total of $1.0 billion, and estimated associated tax and transaction costs of $15.0 million, (iii) a decrease of $728.7 million, representing the repayment of the $600.0 million of aggregate principal amount of the 2019 Notes, the payment of a make-whole redemption premium of $109.1 million, accrued interest of $18.6 million and estimated transaction costs of $1.0 million, (iv) the increase of $780.0 million, representing the receipt of the $800 million of aggregate principal amount of the Notes, less estimated transaction costs of $20.0 million, (v) a decrease of $204.5 million representing the repurchase of the Second Share Repurchase of Elan Corporation, plc Ordinary Shares for a total of $200 million, and estimated tax and transaction costs of $4.5 million, (vi) the decrease of $1,025.0 million, representing the payment of the $1.0 billion Theravance purchase price required to be paid at the close of the Theravance Transaction and estimated transaction costs of $25.0 million, (vii) a decrease of $250 million, representing the payment of the €175.7 million (approximately $226 million) cash portion of the AOP purchase price required to be paid at the close and transaction costs of approximately $24 million (but not including the addition of cash and cash equivalents from AOP) and (viii) a decrease of $75 million, representing the aggregate contribution and loan to Speranza of $70.0 million at the close of the ELND005 Disposition and estimated transaction costs of $5.0 million.
(3)	The Cash and cash equivalents balance in the Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2013 is $2,572.9 million, as the Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect the impact of the Theravance Transaction, the AOP Acquisition or the ELND005 Disposition.
(4)	Shareholders’ equity as of March 31, 2013, on a pro forma basis to give effect to the Tysabri Transaction, the First Share Repurchase and the Debt Redemption, includes the following items: (i) the estimated net gain after tax on divestment of the Tysabri business as a result of the Tysabri Transaction of $2,519.8 million (comprised of the $3.25 billion payment made by Biogen Idec at the close of the Tysabri Transaction, less the write-off of held for sale assets of $195.2 million, the estimated cash tax of $30.0 million and estimated costs of the Tysabri Transaction of $35.0 million, net of estimated non-cash tax of $470 million); (ii) a credit to additional paid-in capital, in connection with the Tysabri Transaction, of approximately $42.0 million relating to the recognition of tax windfalls associated with equity awards for which Elan had recorded no income statement expense; (iii) a reduction in shareholders’ equity of $1,015 million (comprised of the aggregate repurchase amount of $1.0 billion and estimated tax and transaction costs of $15.0 million) as a result of the First Share Repurchase and subsequent cancellation of Elan Corporation, plc Ordinary Shares as part of the share repurchase; and (iv) a debt retirement charge of $121.6 million (comprised of a make-whole redemption premium of $109.1 million, estimated transaction costs of $1.0 million and the write-off of deferred transaction costs related to the 2019 Notes of $11.5 million).
(5)

Shareholders’ equity as of March 31, 2013, on a pro forma, as adjusted basis to give effect to the Tysabri Transaction, the First Share Repurchase, the Debt Redemption and the Second Share Repurchase, includes the following items: (i) the estimated net gain after tax on divestment of the Tysabri business as a result of the Tysabri Transaction of $2,519.8 million (comprised of the $3.25 billion payment made by Biogen Idec at the close of the Tysabri Transaction, less the write-off of held for sale assets of $195.2 million, the estimated cash tax of $30.0 million and estimated costs of the Tysabri Transaction of $35.0 million, net of estimated non-cash tax of $470 million); (ii) a credit to additional paid-in capital, in connection with the Tysabri Transaction, of approximately $42.0 million relating to the recognition of tax windfalls associated with equity awards for which Elan had recorded no income statement expense; (iii) a reduction in shareholders’ equity of $1,015 million (comprised of the aggregate repurchase amount of $1.0 billion and estimated tax and transaction costs of $15.0 million) as a result of the First Share Repurchase and subsequent cancellation of Elan Corporation, plc Ordinary Shares as part of the share repurchase; (iv) a debt retirement charge of $121.6 million (comprised of a make-whole redemption premium of $109.1 million estimated transaction costs of $1.0 million, and the write-off of deferred transaction costs related to the 2019 Notes of $11.5 million) and (v) a reduction in shareholders’ equity of $204.5 million (comprised of the aggregate repurchase amount of $200 million and estimated tax and transaction costs of $4.5 million) as a result of the Second Share Repurchase.

(6)	Shareholders’ equity and Total capitalization as of March 31, 2013, on a pro forma, as adjusted basis do not give effect to (i) the charge expected to be incurred with respect to the portion of the Theravance purchase price allocable to the Royalty Interest Products that have not received regulatory approval, (ii) the increase in shareholders’ equity attributable to the issuance of Elan Corporation, plc Ordinary Shares as part of the consideration for the AOP Acquisition, and (iii) the loss expected to be recorded as a result of the ELND0005 Disposition.

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